SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

(Mark One

(X)  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

                      For the Year Ended December 31, 1998

                                       or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from ____ to ____

              Commission file number: Whitman Corporation 001-15019


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               WHITMAN CORPORATION

                             RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               WHITMAN CORPORATION
                               3501 Algonquin Road
                         Rolling Meadows, Illinois 60008

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    WHITMAN CORPORATION
                                    RETIREMENT SAVINGS PLAN

                                    By:  /s/ PETER M. PEREZ
                                         ----------------------------------
                                         Peter M. Perez
                                         Senior Vice President - Human Resources




Dated:  June 29, 1999

                               WHITMAN CORPORATION
                             RETIREMENT SAVINGS PLAN

                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1997
                         TOGETHER WITH AUDITORS' REPORT

                               WHITMAN CORPORATION
                             RETIREMENT SAVINGS PLAN
                                    ---------
                   INDEX TO FINANCIAL STATEMENTS AND EXHIBITS



Report of Independent Public Accountants

Financial Statements:

    Statements of Net Assets Available for Benefits, with Fund Information, as of December 31, 1998 and 1997

    Statements of Changes in Net Assets Available for Benefits, with Fund Information, for the years ended December 31, 1998 and 1997

    Notes to Financial Statements


Exhibits:

    Exhibit A --Consent of Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of
Whitman Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of WHITMAN CORPORATION RETIREMENT SAVINGS PLAN as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  Arthur Andersen LLP


Chicago, Illinois
June 23, 1999

                               WHITMAN CORPORATION
                             RETIREMENT SAVINGS PLAN


      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             As of December 31, 1998

                              Participant Directed
                                Investment Funds

                                                  ----------------------------------------------------------------------------------

                                                                                            Aggressive      Fixed         Large
                                                 Conservative    Moderate      Growth         Growth        Income       Company
                                       Total       Portfolio    Portfolio     Portfolio      Portfolio       Fund          Fund
                                    -----------   -----------   -----------   -----------   -----------   -----------   ------------

Assets:

Plan interest in Whitman
Corporation Defined Contribution
Master Trust                       $175,744,954   $  4,491,122  $ 16,186,365  $ 25,707,274  $ 25,515,059  $ 38,661,860  $ 21,934,107

Contributions Receivable:
  Employee Contribution                  64,106          1,829         7,313        12,022        19,717        10,356         5,676
  Employer, net of forfeitures           22,072            772         2,590         4,119         6,187         4,336         1,702
                                   ------------   ------------  ------------  ------------  ------------  ------------  ------------

    Total Assets                    175,831,132      4,493,723    16,196,268    25,723,415    25,540,963    38,676,552    21,941,485
                                   ------------   ------------  ------------  ------------  ------------  ------------  ------------

Liabilities:
  Expenses Payable                      138,578          3,697        12,840        20,078        20,028        31,894        17,351
                                   ------------   ------------  ------------  ------------  ------------  ------------  ------------
    Total Liabilities                   138,578          3,697        12,840        20,078        20,028        31,894        17,351
                                   ------------   ------------  ------------  ------------  ------------  ------------  ------------

Net Assets Available for Benefits  $175,692,554   $  4,490,026  $ 16,183,428  $ 25,703,337  $ 25,520,935  $ 38,644,658  $ 21,924,134
                                   ============   ============  ============  ============  ============  ============  ============

                                   ---------------------------------------------------------------------
                                      Small                        Whitman    Participant
                                     Company      International     Stock        Notes
                                      Fund            Fund          Fund       Receivable       Other
                                   ------------   ------------  ------------  ------------  ------------

Assets:

Plan interest in Whitman
Corporation Defined Contribution
Master Trust                       $  4,438,903   $  2,729,317  $ 33,128,847  $  2,764,761  $    187,339

Contributions Receivable:
  Employee Contribution                   1,610          1,280         4,303             -             -
  Employer, net of forfeitures              493            375         1,498             -             -
                                   ------------   ------------  ------------  ------------  ------------

    Total Assets                      4,441,006      2,730,972    33,134,648     2,764,761       187,339
                                   ------------   ------------  ------------  ------------  ------------

Liabilities:
  Expenses Payable                        3,524          2,157        24,825         2,184             -
                                   ------------   ------------  ------------  ------------  ------------
    Total Liabilities                     3,524          2,157        24,825         2,184             -
                                   ------------   ------------  ------------  ------------  ------------

Net Assets Available for Benefits  $  4,437,482   $  2,728,815  $ 33,109,823  $  2,762,577  $    187,339
                                   ============   ============  ============  ============  ============

See accompanying notes to financial statements.

                               WHITMAN CORPORATION
                             RETIREMENT SAVINGS PLAN


      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             As of December 31, 1997

                              Participant Directed
                                Investment Funds

                                                 -----------------------------------------------------------------------------------

                                                                                             Aggressive      Fixed         Large
                                                 Conservative     Moderate       Growth        Growth        Income       Company
                                      Total       Portfolio       Portfolio     Portfolio     Portfolio       Fund          Fund
                                   ------------  ------------   ------------  ------------  ------------  ------------  ------------

Assets:

Plan interest in Whitman
Corporation Defined Contribution
Master Trust                       $297,377,333  $  9,699,952   $ 29,265,521  $ 48,294,123  $ 45,491,258  $ 65,382,857  $ 35,670,411

Contributions Receivable:
  Employee Contribution                  14,854           494          2,090         2,955         3,721         2,453         1,106
  Employer, net of forfeitures           11,597           411          1,534         2,473         2,767         2,009           830
                                   ------------  ------------   ------------  ------------  ------------  ------------  ------------
    Total Assets                    297,403,784     9,700,857     29,269,145    48,299,551    45,497,746    65,387,319    35,672,347
                                   ------------  ------------   ------------  ------------  ------------  ------------  ------------

Liabilities:
  Expenses Payable                      111,002         3,663         10,894        18,057        17,037        24,478        13,301
                                   ------------  ------------   ------------  ------------  ------------  ------------  ------------
    Total Liabilities                   111,002         3,663         10,894        18,057        17,037        24,478        13,301
                                   ------------  ------------   ------------  ------------  ------------  ------------  ------------

Net Assets Available for Benefits  $297,292,782  $  9,697,194   $ 29,258,251  $ 48,281,494  $ 45,480,709  $ 65,362,841  $ 35,659,046
                                   ============  ============   ============  ============  ============  ============  ============

                                   ---------------------------------------------------------------------
                                      Small                        Whitman    Participant
                                     Company      International     Stock        Notes
                                      Fund            Fund          Fund       Receivable       Other
                                   ------------   ------------  ------------  ------------  ------------

Assets:

Plan interest in Whitman
Corporation Defined Contribution
Master Trust                       $ 11,804,989   $  6,127,963  $ 39,789,118  $  5,760,274  $     90,867

Contributions Receivable:
  Employee Contribution                     282            337         1,416             -             -
  Employer, net of forfeitures              244            225         1,104             -             -
                                   ------------   ------------  ------------  ------------  ------------
    Total Assets                     11,805,515      6,128,525    39,791,638     5,760,274        90,867
                                   ------------   ------------  ------------  ------------  ------------
Liabilities:
  Expenses Payable                        4,355          2,301        14,833         2,083             -
                                   ------------   ------------  ------------  ------------  ------------
    Total Liabilities                     4,355          2,301        14,833         2,083             -
                                   ------------   ------------  ------------  ------------  ------------
Net Assets Available for Benefits  $ 11,801,160   $  6,126,224  $ 39,776,805  $  5,758,191  $     90,867
                                   ============   ============  ============  ============  ============

See accompanying notes to financial statements

                               WHITMAN CORPORATION
                             RETIREMENT SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      For the Year Ended December 31, 1998

                              Participant Directed
                                Investment Funds

                                                ------------------------------------------------------------------------------------

                                                                                            Aggressive      Fixed         Large
                                                Conservative     Moderate       Growth        Growth        Income       Company
                                     Total       Portfolio       Portfolio     Portfolio     Portfolio       Fund          Fund
                                  ------------  ------------   ------------  ------------  ------------  ------------  ------------

ADDITIONS TO NET ASSETS:
Net Investment Income from
the Whitman Corporation Defined
Contribution Master Trust         $ 32,566,285  $    635,606   $  2,584,982  $  4,463,360  $  4,760,519  $  2,077,952  $  5,027,969

Contributions:
  Participant                        4,890,180       135,159        688,493       995,287     1,201,694       559,676       498,269
  Employer, net of forfeitures       3,330,707        89,339        387,839       630,660       876,632       424,329       357,684
                                  ------------  ------------   ------------  ------------  ------------  ------------  ------------

    Total additions                 40,787,172       860,104      3,661,314     6,089,307     6,838,845     3,061,957     5,883,922

DEDUCTIONS FROM NET ASSETS:
  Participants' withdrawals         11,346,681       193,635        366,760     1,512,320     1,582,734     4,105,956     1,309,662
  Administrative expenses              504,746        12,891         45,691        70,981        72,472       114,709        62,626
                                  ------------  ------------   ------------  ------------  ------------  ------------  ------------

    Total deductions                11,851,427       206,526        412,451     1,583,301     1,655,206     4,220,665     1,372,288
                                  ------------  ------------   ------------  ------------  ------------  ------------  ------------

Transfer to other plans (Note 6)  (150,535,973)   (5,087,775)   (14,086,897)  (25,670,514)  (22,979,517)  (33,407,343)  (17,464,069)

Interfund transfers                          -      (772,971)    (2,236,789)   (1,413,649)   (2,163,896)    7,847,868      (782,477)
                                  ------------  ------------   ------------  ------------  ------------  ------------  ------------

Net increase (decrease)           (121,600,228)   (5,207,168)   (13,074,823)  (22,578,157)  (19,959,774)  (26,718,183)  (13,734,912)

Net Assets Available for Benefits:
At December 31, 1997               297,292,782     9,697,194     29,258,251    48,281,494    45,480,709    65,362,841    35,659,046
                                  ------------  ------------   ------------  ------------  ------------  ------------  ------------
At December 31, 1998              $175,692,554  $  4,490,026   $ 16,183,428  $ 25,703,337  $ 25,520,935  $ 38,644,658  $ 21,924,134
                                  ============  ============   ============  ============  ============  ============  ============

                                  ---------------------------------------------------------------------
                                     Small                        Whitman    Participant
                                    Company      International     Stock        Notes
                                     Fund            Fund          Fund       Receivable       Other
                                  ------------   ------------  ------------  ------------  ------------

ADDITIONS TO NET ASSETS:
Net Investment Income from
the Whitman Corporation Defined
Contribution Master Trust         $    376,658   $    524,762  $ 11,854,812  $    246,461  $     13,204

Contributions:
  Participant                          177,829        133,310       500,463             -             -
  Employer, net of forfeitures         126,822         81,743       355,659             -             -
                                  ------------   ------------  ------------  ------------  ------------
    Total additions                    681,309        739,815    12,710,934       246,461        13,204
                                  ------------   ------------  ------------  ------------  ------------
DEDUCTIONS FROM NET ASSETS:
  Participants' withdrawals            407,961        231,886     1,423,627       238,887       (26,747)
  Administrative expenses               11,356          7,167        92,564         7,704         6,585
                                   -----------   ------------  ------------  ------------  ------------
    Total deductions                   419,317        239,053     1,516,191       246,591       (20,162)
                                   -----------   ------------  ------------  ------------  ------------
Transfer to other plans (Note 6)    (6,089,625)    (3,366,857)  (19,537,376)   (2,846,000)            -

Interfund transfers                 (1,536,045)      (531,314)    1,675,651      (149,484)       63,106
                                   -----------   ------------  ------------  ------------  ------------
Net increase (decrease)             (7,363,678)    (3,397,409)   (6,666,982)   (2,995,614)       96,472

Net Assets Available for Benefits:
At December 31, 1997                11,801,160      6,126,224    39,776,805     5,758,191        90,867
                                   -----------   ------------  ------------  ------------  ------------
At December 31, 1998                 4,437,482      2,728,815    33,109,823     2,762,577       187,339
                                   ===========   ============  ============  ============  ============

See accompanying notes to financial statements.

                               WHITMAN CORPORATION
                             RETIREMENT SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      For the Year Ended December 31, 1997

                              Participant Directed
                                Investment Funds



                                                ------------------------------------------------------------------------------------

                                                                                            Aggressive      Fixed         Large
                                                Conservative     Moderate       Growth        Growth        Income       Company
                                     Total       Portfolio       Portfolio     Portfolio     Portfolio       Fund          Fund
                                  ------------  ------------   ------------  ------------  ------------  ------------  ------------

ADDITIONS TO NET ASSETS:

Net Investment Income from
the Whitman Corporation Defined
Contribution Master Trust         $ 45,359,173  $  1,294,699   $  4,935,795  $  9,082,908  $  9,218,220  $  4,362,470  $  9,108,150

Contributions:
  Participant                       10,884,412       327,837      1,221,767     2,330,723     2,586,157     1,618,243     1,180,420
  Employer, net of forfeitures       7,392,849       226,781        850,901     1,549,452     1,669,876     1,124,459       789,396
  Transfers from prior plans         1,023,301             -              -             -             -       863,853             -
                                  ------------  ------------   ------------  ------------  ------------  ------------  ------------

    Total additions                 64,659,735     1,849,317      7,008,463    12,963,083    13,474,253     7,969,025    11,077,966
                                  ------------  ------------   ------------  ------------  ------------  ------------  ------------

DEDUCTIONS FROM NET ASSETS:

Participants' Withdrawals           18,699,185       742,916      1,213,531     1,818,688     1,694,825     8,114,502     2,516,693
Administrative Expenses                767,299        15,009         47,351        76,888        70,610       214,848        58,227
                                  ------------  ------------   ------------  ------------  ------------  ------------  ------------

    Total Deductions                19,466,484       757,925      1,260,882     1,895,576     1,765,435     8,329,350     2,574,920
                                  ------------  ------------   ------------  ------------  ------------  ------------  ------------

Interfund Transfers                          -       (84,400)    (2,213,627)   (1,212,998)      481,020    (2,619,648)      564,571
                                  ------------  ------------   ------------  ------------  ------------  ------------  ------------

Net increase (decrease)             45,193,251     1,006,992      3,533,954     9,854,509    12,189,838    (2,979,973)    9,067,617

Net Assets Available for Benefits:
At December 31, 1996               252,099,531     8,690,202     25,724,297    38,426,985    33,290,871    68,342,814    26,591,429
                                  -----------   ------------   ------------  ------------  ------------  ------------  ------------
At December 31, 1997              $297,292,782  $  9,697,194   $ 29,258,251  $ 48,281,494  $ 45,480,709  $ 65,362,841  $ 35,659,046
                                  ============  ============   ============  ============  ============  ============  ============

                                  ---------------------------------------------------------------------
                                     Small                        Whitman    Participant
                                    Company      International     Stock        Notes
                                     Fund            Fund          Fund       Receivable       Other
                                  ------------   ------------  ------------  ------------  ------------

ADDITIONS TO NET ASSETS:
Net Investment Income from
the Whitman Corporation Defined
Contribution Master Trust         $  2,128,910   $    136,173  $  4,629,302  $    439,363  $     23,183

Contributions:
  Participant                          479,398        412,348       851,391             -      (123,872)
  Employer, net of forfeitures         328,146        274,962       597,500             -       (18,624)
  Transfers from prior plans                 -              -             -       159,448             -
                                  ------------   ------------  ------------  ------------  ------------
    Total additions                  2,936,454        823,483     6,078,193       598,811      (119,313)
                                  ------------   ------------  ------------  ------------  ------------
DEDUCTIONS FROM NET ASSETS:
  Participants' withdrawals            453,647        347,525     1,522,981       260,385        13,492
  Administrative expenses               17,089         11,878        55,530         2,083       197,786
                                   -----------   ------------  ------------  ------------  ------------
      Total deductions                 470,736        359,403     1,578,511       262,468       211,278
                                   -----------   ------------  ------------  ------------  ------------
Interfund transfers                  1,445,190     (1,813,113)    5,250,410       192,188        10,407

Net increase (decrease)              3,910,908     (1,349,033)    9,750,092       528,531       320,184
                                   -----------   ------------  ------------  ------------  ------------
Net Assets Available for Benefits:
At December 31, 1996                 7,890,252      7,475,257    30,026,713     5,229,660       411,051
                                   -----------   ------------  ------------  ------------  ------------
At December 31, 1997               $11,801,160   $  6,126,224  $ 39,776,805  $  5,758,191  $     90,867
                                   ===========   ============  ============  ============  ============

                               WHITMAN CORPORATION
                             RETIREMENT SAVINGS PLAN
                                   ----------

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

(1)  Description of Plan

The following brief description of the Whitman Corporation Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan which covers eligible employees of Whitman Corporation and those of its subsidiary companies which adopt the Plan, with any company having adopted the Plan along with Whitman Corporation being considered an Employer. Any salaried, non-union employee who has met limited employment requirements and has elected to participate in the Plan is considered a Participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participant contributions are made to the Plan through periodic payroll deductions in amounts ranging from 2% to 10% of base salary, in 1% increments. Participant contributions made via periodic payroll deductions are matched in equal amounts by Employer contributions up to a 6% limit.

The total annual pre-tax contributions by a Participant were limited in 1998 and 1997 to the lesser of $10,000 and $9,500, respectively (as adjusted to reflect changes in the cost of living pursuant to Section 402(g) of the Internal Revenue
Code) or the appropriate percentage of the Participant's total compensation during the year.

Forfeitures

Forfeited Employer contributions resulting from terminations of employment are used to reduce Employer contributions after a Participant has terminated or withdrawn from the Plan. In the event a Participant is rehired and reimburses the amount disbursed to him from the Plan within the time period specified in the Plan, the Employer is required to restore to the Participant's account any previously forfeited amount used to reduce contributions.

Plan Termination

Although it has not expressed any intent to do so, Whitman Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Participant Accounts

Each Participant's account is credited with the Participant's contribution, Employer contributions, and an allocation of Plan earnings. Allocations of earnings are based on Participant account balances. The benefit to which a
Participant is entitled is the benefit that can be provided from the Participant's account.

Participant Notes Receivable

In accordance with Plan provisions, loans are made to participants in amounts not to exceed the lesser of one half of the participant's vested account balance or $50,000. The loans bear interest at the trustee's current prime rate in effect on Monday of the week the loan is requested and are payable through participant payroll withholdings under a reasonable repayment schedule of not more than five years.

Vesting

Participants are immediately vested in their voluntary contributions, actual earnings thereon, and in all prior and future Employer matching contributions.

Payment of Benefits

On termination of service, a Participant may elect to receive the value of his or her account in either a lump sum payment, in annual installments over a period of time up to a maximum of fifteen years, in the form of an immediate or deferred annuity, or disbursement amounts at their discretion.

Expenses

External administrative expenses for the preparation and maintenance of the Plan financial records and Participant statements, and service fees on insurance contracts are paid from Plan assets. Trustee, legal, and all other external expenses are also paid from Plan assets to the extent that those expenses of the Plan are not paid by the Plan Sponsor.

Investment Options

Participants in the Plan have the right to direct that their contributions be invested in one or more funds designated by the Plan's Administrative Committee as available for investment purposes. As of December 31, 1998 and 1997 the following investment options were offered:


                  o    Conservative Portfolio
                  o    Moderate Portfolio
                  o    Growth Portfolio
                  o    Aggressive Growth Portfolio
                  o    Fixed Income Fund
                  o    Large Company Fund
                  o    Small Company Fund
                  o    International Fund
                  o    Whitman Stock Fund

Employer matching contributions may be directed into the same funds, using the same percentages, as Participant contributions. Earnings on investments in each of the investment funds are reinvested in the respective funds.

(2)  Interest in Whitman Corporation Defined Contribution Master Trust

Certain assets of the Plan are in the Whitman Corporation Defined Contribution Master Trust (the Trust) which was established for the investment of assets of the Plan and another Whitman Corporation sponsored retirement plan. Each plan has an undivided interest in the Trust. The assets of the Trust are held by the Northern Trust Company (the Trustee). The Plan's interest in the net assets of the Trust is based on the individual plan participants' investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Administrative expenses relating to the Trust are allocated to the individual funds based upon average monthly balances invested by each plan. At December 31, 1998 and 1997, the Plan's interest in the net assets of the Trust was approximately 76% and 85%, respectively.

The Trust held the following classifications of investments as of December 31, 1998 and 1997:

                                                1998                  1997
                                          ----------------      ----------------
   Investments at market value:
     Common Stock                         $     34,759,490      $     40,068,461
     Collective Investment Trusts              151,066,205           233,152,798
     Participant Notes Receivable                4,779,889             7,932,041

   Investments at contract value:
   Investment contracts                         39,735,483            67,731,979
                                          ----------------      ----------------
       Total Trust Investments            $    230,341,067      $    348,885,279
                                          ================      ================

As of December 31, 1998 and 1997, the net assets of the Trust include the above investments and other miscellaneous net assets totaling $196,184 and $249,329, respectively.

Investment Income for the Trust is as follows for the years ended December 31, 1998 and 1997:

                                                1998                  1997
                                          ----------------      ----------------
Net appreciation in fair value of
investments:
       Common Stock                       $     12,340,410      $      4,124,603
       Collective Investment Trusts             25,069,057            42,698,298
                                          ----------------      ----------------
                                                37,409,467            46,822,901
    Interest and Dividends                       3,394,724             6,275,399
                                          ----------------      ----------------
       Total Investment Income            $     40,804,191      $     53,098,300
                                          ================      ================

(3)  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Except for the investment contracts, the Trust's investments are stated at fair value. The fair values of marketable securities are based on quotations obtained from national securities exchanges. Where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms.

Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. The aggregate average yield of the investment contracts for the year ended December 31, 1998 and 1997 was 6.2% and 6.5%, respectively. The aggregate interest rate for the investment contracts as of December 31, 1998 and 1997, was 6.6% and 6.7%, respectively. The fair value of the investment contracts in the Trust as of December 31, 1998 and 1997, was approximately $40,500,000 and $68,900,000, respectively.

The Trust records investment transactions on a trade date basis.

Benefits Paid to Participants

Benefits are recorded when paid.

Use of Estimates

The  financial  statements  have been  prepared  in  accordance  with  generally accepted accounting principles and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those estimates.

(4)  Transfer From Prior Plan

Effective January 1, 1997, the assets attributable to the salaried participants under the Lou Gen, Ltd. Profit Sharing Plan were transferred to the Plan.

(5)   Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 1, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

(6)   Transfer to Other Plans

On June 23, 1997, Whitman Corporation announced the planned spin-offs of two of its operating subsidiaries, Midas, Inc. ("Midas") and Hussmann International, Inc. ("Hussmann"), to Whitman shareholders. Effective January 1, 1998, Midas created the Midas Retirement Savings Plan for Salaried Employees, the Midas Retirement Savings Plan for Hourly Employees, and the Midas Defined Contribution Master Trust; and Hussmann created the Hussmann International, Inc. Retirement Savings Plan for Salaried Employees, the Hussmann International, Inc. Retirement Savings Plan for Hourly Employees, and the Hussmann International, Inc. Defined Contribution Master Trust, to manage activity previously performed with the Whitman Corporation Retirement Savings Plan, the Whitman Corporation Master Retirement Savings Plan and the Whitman Corporation Defined Contribution Master Trust.

In conjunction with the spin-offs, investment management for the S&P 500, extended market, EAFE, and U.S. debt funds was transferred from Barclays Global Investors to State Street Global Advisors. Effective January 1, 1998, $224.7 million of Whitman Corporation Defined Contribution Master Trust assets were transferred from Barclays Global Investors to State Street Global Advisors. Effective January 9, 1998, the fair market value of assets attributable to the accounts of the participants who were employees of Midas and Hussmann was transferred by the Whitman Corporation Defined Contribution Master Trust to the Midas Defined Contribution Master Trust and Hussmann International, Inc. Defined Contribution Master Trust, respectively, in accordance with the Distribution and Indemnity Agreements executed by Whitman with Midas and Hussmann. The asset transfer was $61.1 million to the Midas Defined Contribution Master Trust and $97.9 million to the Hussmann International, Inc. Defined Contribution Master Trust.

On January 30, 1998, Whitman completed the dividend distribution of Midas and Hussmann common stock to Whitman shareholders of record on January 16, 1998. On February 3, 1998, the Whitman Corporation Defined Contribution Master Trust transferred the Midas and Hussmann shares received in the dividend distribution to the Midas Defined Contribution Master Trust and Hussmann International, Inc. Defined Contribution Master Trust, respectively, in exchange for Whitman Corporation common shares. The market value of the asset exchange was $2.1 million with the Midas Defined Contribution Master Trust and $5.7 million with the Hussmann International, Inc. Defined Contribution Master Trust.

(7)   Subsequent Event

On January 25, 1999, Whitman Corporation announced that its Board of Directors had approved a new business relationship with PepsiCo, Inc. ("PepsiCo"). As part of the Contribution and Merger Agreement (the "Agreement") with PepsiCo and Heartland Territories Holdings, Inc. ("New Whitman), PepsiCo contributed certain assets of several domestic franchise territories in May 1999 to New Whitman and Whitman Corporation merged into New Whitman. In addition, the Agreement provided for Whitman Corporation's principal operating subsidiary, Pepsi-Cola General Bottlers, Inc. ("Pepsi General") to sell to PepsiCo certain of its operations. The sale of these operations occurred in March 1999. Pepsi General also acquired certain international operations of PepsiCo in May 1999.

In July, 1999, the assets attributable to the accounts of the participants who were employees of the domestic operations sold to PepsiCo are expected to be transferred to the trust established under PepsiCo's retirement plans. The asset transfer is expected to be approximately $5 million.

Effective June 11, 1999, the assets attributable to the participants under the PepsiCo sponsored retirement plan were transferred to the Whitman Corporation Defined Contribution Master Trust. The asset transfer amounted to approximately $15 million.

                                                                       Exhibit A




                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




As independent public accountants, we hereby consent to the incorporation of our report, included in this Form 11-K, into Whitman Corporation's previously filed Registration Statement File No. 33-28238.




ARTHUR ANDERSEN LLP

Chicago, Illinois,

June 23, 1999